STROOCK & STROOCK & LAVAN LLP
180 MAIDEN LANE
NEW YORK, NEW YORK 10038

September 3, 2013

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attn:  Kathy Churko

Re:	The Lazard Funds, Inc. (Registration No: 811-06312; 33-40682)
Lazard Global Total Return and Income Fund, Inc. (Registration No: 811-21511; 333-112768)
Lazard Alternative Strategies Fund, L.L.C. (Registration No: 811-10415)

Ladies and Gentlemen:

On August 5, 2013 we received comments from Ms. Kathy Churko of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") on the annual report included within the Form N-CSR filed by each of The Lazard Funds, Inc. ("LFI"), Lazard Global Total Return and Income Fund, Inc. ("LGI") and Lazard Alternative Strategies Fund, L.L.C. ("LAS," and each, the "Fund") for the fiscal year ended December 31, 2012 for LFI and LGI and the fiscal year ended March 31, 2013 for LAS (each, the "Annual Report"), filed with the Commission on March 11, 2013 for LFI and LGI and on June 5, 2013 for LAS, and we are submitting this letter to respond to the Staff's comments.  For the convenience of the Staff, those comments have been restated below in their entirety, and the response is set out immediately following each comment.

All Funds

1.
Comment:  In accordance with Item 2 of Form N-CSR, in future reports, please affirmatively disclose whether there have been any amendments to or waivers of the Code of Ethics during the period covered by the report.

Response:  The Funds will affirmatively disclose in future reports whether there have been any amendments to or waivers of to the Code of Ethics during the period covered by the report.

LFI

2.
Comment:  With respect to Lazard Emerging Markets Multi-Strategy Portfolio, Lazard Emerging Markets Debt Portfolio, Lazard Global Fixed Income Portfolio and Lazard Capital Allocator Opportunistic Strategies Portfolio, and any other portfolios of LFI ("Portfolios"), as applicable, please include more discussion regarding the impact of derivatives on the Portfolios in Management's Discussion of Fund Performance (the "MDFP") in future reports.  The notes to the financial statements should be more specific with regard to the Portfolios' actual derivative investments rather than general language regarding what the Portfolios are permitted to do.

Response:  The Portfolios will include more discussion regarding the impact of derivatives on the Portfolios, if applicable, in the MDFP in future reports, with notes to the financial statements that are more specific with regard to the Portfolios' actual derivative investments.

3.
Comment:  Lazard Emerging Markets Multi-Strategy Portfolio, Lazard Emerging Markets Debt Portfolio and Lazard Capital Allocator Opportunistic Strategies Portfolio appear to have consistently high portfolio turnover.  In future prospectuses, in accordance with Item 9 of Form N-1A, please include a sentence stating that active and frequent trading of securities is a principal investment strategy.  Additionally, in future prospectuses, please describe the tax consequences of increased portfolio turnover and how the taxes and costs associated with increased portfolio turnover affect performance.

Response:  In the "Principal Investment Risks" section of the prospectus, the following disclosure is typically included for Portfolios with a portfolio turnover rate of over 100% in the last fiscal year:

High Portfolio Turnover Risk.  The Portfolio's investment strategy may involve high portfolio turnover (such as 100% or more).  A portfolio turnover rate of 100%, for example, is equivalent to the Portfolio buying and selling all of its securities once during the course of the year.  A high portfolio turnover rate could result in high brokerage costs and an increase in taxable capital gains distributions to the Portfolio's shareholders.

Please note that this disclosure was included for Lazard Emerging Markets Multi-Strategy Portfolio, Lazard Emerging Markets Debt Portfolio and Lazard Capital Allocator Opportunistic Strategies Portfolio in the Fund's prospectus dated May 1, 2013.  However, in future prospectuses, the last sentence of the disclosure provided above will be revised as follows:  "A high portfolio turnover rate could result in high brokerage costs and an increase in taxable capital gains distributions to the Portfolio's shareholders, which will reduce returns to shareholders."

4.
Comment:  With respect to Lazard Emerging Markets Multi-Strategy Portfolio, please confirm that when the Portfolio enters into credit default swap agreements as a seller of credit protection, it covers the full notional value of these swaps.

Response:  When Lazard Emerging Markets Multi-Strategy Portfolio enters into credit default swap agreements as a seller of credit protection, it will segregate liquid assets equal to the full notional value of these swaps.

LGI

5.
Comment:  Please remove "Gross expenses excluding interest expense" from "Ratios and Supplemental Data" in the "Financial Highlights" table on page 19 of the Annual Report.  This information may be included as a footnote to the table.

Response:  "Gross expenses excluding interest expense" will be removed from "Ratios and Supplemental Data" in the "Financial Highlights" table in future reports.

6.
Comment:  Please confirm that the Fund complied with the notification requirements of Rule 19a-1 under the Investment Company Act of 1940, as amended (the "1940 Act"), with respect to the "Return of capital" reflected in the "Financial Highlights" table on page 19 of the Annual Report.

Response:  The Fund complied with the notification requirements of Rule 19a-1 under the 1940 Act with respect to the "Return of capital" reflected in the "Financial Highlights" table.

LAS

7.
Comment:  Please explain why no costs are shown for investments in "Litespeed Partners, L.P.", "Pine River Fixed Income L.P.", "Diamondback Master Fund, Ltd." and "Diamondback Partners, L.P." in the Schedule of Investments on pages 4-5 of the Annual Report.

Response:  As disclosed in LAS' financial statements:  "A partial sale of a Portfolio Fund will first reduce the cost basis of a Portfolio Fund.  Once the cost basis is depleted, a gain will be realized on any proceeds received in excess of the cost basis.  If a cost basis remains after all the proceeds have been received, a loss will be realized in the amount of the remaining cost basis."  LAS received redemption proceeds on partial redemptions from Litespeed Partners, L.P., Pine River Fixed Income L.P., Diamondback Master Fund, Ltd. and Diamondback Partners, L.P. in excess of cost basis resulting in a zero cost for year end.

General

8.
Comment:  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the Staff to be certain that they have provided all information investors require.  Since the Funds and their management are in possession of all facts relating to the Funds' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.  In connection with responding to our comments, please provide, in writing, a statement from each Fund acknowledging that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the Report;

•	Staff comments or changes to disclosure in response to Staff comments on the Report do not foreclose the Commission from taking any action with respect to the Report; and

•	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:  The requested letter from the Funds is filed with this letter.

*    *    *    *    *

We hope the Staff finds this letter responsive to the Staff's comments.  Should members of the Staff have any questions or comments regarding this letter, they should call the undersigned at 212.632.2686.

Very truly yours,

/s/ Tamar Goldstein
Tamar Goldstein

cc:	Stephen St. Clair
Jagatnarine Churaman

THE LAZARD FUNDS, INC.
LAZARD GLOBAL TOTAL RETURN AND INCOME FUND, INC.
LAZARD ALTERNATIVE STRATEGIES FUND, L.L.C.
30 Rockefeller Plaza
New York, New York  10112

September 3, 2013

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Kathy Churko

Re:	The Lazard Funds, Inc.
Lazard Global Total Return and Income Fund, Inc.
Lazard Alternative Strategies Fund, L.L.C. (each, the "Fund")
Reports on Form N-CSR for Period Ended December 31, 2012 (each, the "Report")

Ladies and Gentlemen:

At the request of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), each of the undersigned Funds acknowledges the following:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the Report;

•	Staff comments or changes to disclosure in response to Staff comments on the Report do not foreclose the Commission from taking any action with respect to the Report; and

•	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

THE LAZARD FUNDS, INC.
LAZARD GLOBAL TOTAL RETURN AND INCOME FUND, INC.
LAZARD ALTERNATIVE STRATEGIES FUND, L.L.C.

By:	/s/ Tamar Goldstein
Name: Tamar Goldstein
Title: Assistant Secretary